SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)



                       DAISYTEK INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    234053106
                                 (CUSIP NUMBER)

                              Eminence Capital, LLC
                                 200 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                November 22, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1-(b)
     |X| Rule 13d-1-(c)
     |_| Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 234053106


1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Eminence Capital, LLC


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a.   ____________________________________________________________

     b.   ____________________________________________________________


3.   SEC Use Only ________________________________________________


4.   Citizenship or Place of Organization:

     New York


Number of Shares    5.  Sole Voting Power                 1,610,000 Shares
Beneficially
Owned by            6.  Shared Voting Power               0
Each
Reporting           7.  Sole Dispositive Power            1,610,000 Shares
Person
With                8.  Shared Dispositive Power          0


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,610,000 Shares


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     (See Instructions) __________________________________________


11.  Percent of Class Represented by Amount in Row 9

     9.12% of Common Stock


12.  Type of Reporting Person (See Instructions)

     00


                               Page 2 of 6 Pages

CUSIP No. 234053106


Item 1(a) Name of Issuer:

Daisytek International Corporation (the "Issuer")


Item 1(b) Address of Issuer:

500 No. Central Expressway
Plano, TX 75074


Item 2(a) Name of Person Filing:

Eminence Capital, LLC ("Eminence")

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:

200 Park Avenue, Suite 3300
New York, New York 10166


Item 2(c) Citizenship:

New York, USA


Item 2(d) Title of Class of Securities:

Common Stock


Item 2(e) CUSIP Number:

234053106

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                               Page 3 of 6 Pages

CUSIP No. 234053106


a. |_|    Broker or dealer registered under Section 15 of the Act,

b. |_|    Bank as defined in Section 3(a)(6) of the Act,

c. |_|    Insurance Company as defined in Section 3(a)(19) of the Act,

d. |_| Investment Company registered under Section 8 of the Investment Company Act,

e. |_|    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

g. |_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7),

h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4    Ownership:

     (a - b) Amount Beneficially Owned and Percentage of Class: As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,610,000 shares representing approximately 9.12% of the outstanding shares of the Issuer (based upon 17,664,173 shares outstanding as of November 10, 2000, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:

           1,610,000 Shares

     (ii)  shared power to vote or direct the vote:

           1,610,000 Shares


                               Page 4 of 6 Pages
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CUSIP No. 234053106


     (iii) sole power to dispose or to direct the disposition of:

           1,610,000 Shares

     (iv)  shared power to dispose or direct the disposition of:

           0


Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable


Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable


                               Page 5 of 6 Pages

CUSIP No. 234053106


Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/22/00
---------------------------------
Date


/s/ Ricky C. Sandler
---------------------------------
Signature


Ricky C. Sandler, Managing Member
---------------------------------
Name/Title


                               Page 6 of 6 Pages